QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Please read carefully the accompanying management information circular, including the appendices attached thereto, and the instructions attached hereto before completing this Letter of Transmittal. The Depositary, your broker or other financial advisor can assist you in completing this Letter of Transmittal (see the back page of this document for addresses and telephone numbers).

LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF
COMMON SHARES OF DRAXIS HEALTH INC.

For Use in Connection with the Arrangement Involving
DRAXIS Health Inc. and Jubilant Acquisition Inc.

This Letter of Transmittal is for use by registered holders of common shares (the "Common Shares") of DRAXIS Health Inc. ("DRAXIS") in connection with a proposed arrangement (the "Arrangement") with Jubilant Acquisition Inc. (the "Purchaser"), an indirect wholly-owned subsidiary of Jubilant Organosys Ltd ("Jubilant"), as described in the management information circular (the "Circular") of DRAXIS dated April 25, 2008 which is to be considered at an annual and special meeting (the "Meeting") of holders of Common Shares of DRAXIS (the "Shareholders") scheduled to be held on May 23, 2008. Shareholders are referred to the Circular, including the appendices attached thereto and the documents incorporated therein by reference, which accompanies this Letter of Transmittal.

Capitalized terms used herein and not otherwise defined have the meanings given to them in the Circular.

TO:	DRAXIS Health Inc.
AND TO:	Computershare Investor Services Inc. (the "Depositary")

THE UNDERSIGNED ACKNOWLEDGES HAVING READ THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF DRAXIS RELATING TO THE PROPOSED ARRANGEMENT, AS SET OUT IN THE CIRCULAR.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) for Common Shares. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Common Shares Surrendered

(See Instruction 5(a) if space provided is insufficient)

The undersigned transmits herewith the certificate(s) described above for cancellation upon the Arrangement becoming effective. The undersigned acknowledges receipt of the Circular and represents and warrants that the undersigned has good and sufficient authority to surrender, sell and transfer the Common Shares represented by the enclosed certificate(s) (the "Surrendered Shares") and at the Effective Time, the Purchaser will acquire good title to the Surrendered Shares free from all liens, hypothecs, charges, encumbrances, claims and equities and in accordance with the following: IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED at the Effective Time all of the right, title and interest of the undersigned in and to the Surrendered Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Surrendered Shares or any of them as and from the Effective Date of the Arrangement, as well as the right of the undersigned to receive any and all distributions shall have been assigned to the Purchaser.

The undersigned irrevocably constitutes and appoints any person designated by the Purchaser in writing, the true and lawful agent, attorney-in-fact, attorney and mandatary of the undersigned with respect to the Surrendered Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Surrendered Shares consisting of securities on the registers of DRAXIS; and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Surrendered Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Surrendered Shares or any distributions by or on behalf of the undersigned, unless the Surrendered Shares are not taken up and paid for in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Surrendered Shares and distributions effectively to the Purchaser.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs the Purchaser and the Depositary, upon the Arrangement becoming effective, to mail the cheques by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given on page 3. Should the Arrangement not proceed for any reason, the surrendered certificates and other relevant documents shall be returned in accordance with such instructions.

By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn-up exclusively in the English language. En raison de l'usage d'une version anglaise de cette lettre d'envoi par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l'Arrangement, qui est accepté au moyen de cette Lettre d'Envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

BLOCK A
PAYMENT AND DELIVERY INSTRUCTIONS (See Instruction 3)

Issue cheque(s) in the name of the undersigned and unless Block B is checked, send the cheque to the address of the undersigned as it appears on the Corporation's register of Shareholders or to the following address: (please print)
(Name)
(Street Address and Number)

(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Social Insurance, Taxpayer Identification or Social Security Number, if any) (See substitute Form W-9 included herein.)

BLOCK B
PICK-UP INSTRUCTIONS
☐ Please hold check for pick-up at the office of the Depositary located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1

BLOCK C
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.
Indicate whether you are a resident of Canada for tax purposes:
☐ The owner signing below represents that it is a resident of Canada for tax purposes;
OR
☐ The owner signing below represents that it is not a resident of Canada for tax purposes.

BLOCK D
STATUS AS UNITED STATES HOLDER

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder: A "U.S. Shareholder" is any holder of Common Shares that is either (A) providing an address in Block A that is located within the U.S. or (B) a U.S. person for U.S. federal income tax purposes.	U.S. Shareholders must provide their Taxpayer Identification Number ("TIN") or Social Security Number ("SSN").

☐    The owner signing on page 3 represents that it is not a
        U.S. Shareholder and is not acting on behalf of a
        U.S. Shareholder.
☐    The owner signing on page 3 is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.
To avoid U.S. backup withholding, if you are a U.S. Shareholders or acting on behalf of U.S. Shareholder you must (i) complete Substitute Form W-9 on page 7 (or, in certain circumstances, another withholding tax certificate) if you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder or (ii) otherwise provide certification that you are exempt from backup withholding. You can find more information on page 6 (see Instruction 9, "Withholding Taxes")

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instruction 3 on page 4)	Dated:	, 2008
Authorized Signature	Signature of Shareholder or authorized representative (see Instruction 4 on page 4)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative (please print or type, if applicable)

INSTRUCTIONS

1.     Use of the Letter of Transmittal

        The method used to deliver this Letter of Transmittal and any accompanying Surrendered Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. DRAXIS recommends that the necessary documentation be hand delivered to the Depositary, at any of the offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in surrendering their Common Shares.

        Pursuant to the terms of the Arrangement, any certificates formerly representing Common Shares that are not surrendered, together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in DRAXIS or the Purchaser. On such date all cash to which a former holder was entitled shall be deemed to have been surrendered to the Purchaser.

2.     Signatures

        This Letter of Transmittal must be filled in, dated and signed by the holder of the Common Shares described above or by such holder's duly authorized representative (in accordance with Instruction 4).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such surrendered certificate(s) are registered in the name of two or more persons, all such persons must sign this Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s):

(i)
such surrendered certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(ii)
the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Surrendered Shares, or if Surrendered Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of DRAXIS, or if the payment is to be issued in the name of a person other than the registered owner of the Surrendered Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

        An "Eligible Institution" means a Canadian Schedule I bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program, a member of the Stock Exchange Medallion Program or a member of the New York Stock Exchange Inc. Medallion Signature Program. Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, the Financial Industry Regulatory Authority or banks and trust companies in the United States. Certain Canadian credit unions may also be members.

4.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of proof of their appointment and authority to act. Any of the Purchaser, Jubilant, DRAXIS or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

5.     Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for Surrendered Shares held, a separate signed list providing certificate numbers and number of Surrendered Shares may be affixed to this Letter of Transmittal.

(b)
If Surrendered Shares are registered in different forms (e.g., "John Doe" or "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits will be accepted.

(d)
Additional copies of the Circular and of this Letter of Transmittal may be obtained from the Depositary at any of its offices at the addresses indicated below.

(e)
DRAXIS and the Purchaser reserve the right, if either so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary.

(f)
This Letter of Transmittal will be construed in accordance with, and be governed by, the laws of the Province of Québec and the laws of Canada applicable therein.

6.     Substitute Form W-9

        United States Shareholders must complete the Substitute Form W-9 attached hereto, in connection with United States "backup withholding".

7.     Lost Certificates

        If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the sixth anniversary of the Effective Date.

8.     Privacy Notice

        The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about Shareholders from transactions the Depositary performs, forms a Shareholder may send to the Depositary or other communications the Depositary may have with a Shareholder and its representatives. This information could include a Shareholder's name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a Shareholder's account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Statement to tell Shareholders more about its information practices and how their privacy is protected. It is available at the Depositary's website, at www.computershare.com, or by writing to the Depositary at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use any information a Shareholder provides with this Letter of Transmittal in order to process a Shareholder's request and will consider a Shareholder's submission of this Letter of Transmittal as its consent to the above.

9.     Withholding Taxes

********************************************

Internal Revenue Service Circular 230 Notice

        To ensure compliance with requirements imposed by the United States Internal Revenue Service (the "IRS"), you are hereby notified that the U.S. tax advice contained herein (i) is written in connection with the promotion or marketing of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

********************************************

        In order to avoid "backup withholding" of United States income tax on payments made to a U.S. Shareholder (or person acting on behalf of a U.S. Shareholder) on the Common Shares tendered, a Shareholder that is a U.S. holder (as defined below) must generally provide the person's correct TIN on the Substitute Form W-9 on page 7 and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, and that such Shareholder is a U.S. person (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the Common Shares may be subject to backup withholding of 28%. For the purposes of this Letter of Transmittal, a "U.S. holder" means: a beneficial owner of Common Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

        The TIN for an individual United States citizen or resident is the individual's social security number.

        The "Awaiting TIN" box of the Substitute Form W-9 may be checked if a Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the "Awaiting TIN" box is checked, the Shareholder that is a U.S. holder must also complete the Certificate of Awaiting Taxpayer Identification Number found below the Substitute Form W-9 in order to avoid backup withholding. If a Shareholder that is a U.S. holder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN within 60 days, such Shareholder will be subject to backup withholding at a rate of 28% until a TIN is provided.

        Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

        Certain persons (including, among others, corporations, certain "not-for-profit" organizations, and certain non-U.S. persons) are not subject to backup withholding. A Shareholder that is a U.S. holder should consult his or her tax advisor as to the Shareholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

        Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of U.S. $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

        U.S. Shareholders that are not U.S. holders and who are receiving payments in the U.S. should complete, execute, and return an appropriate IRS Form W-8. IRS Forms W-8 are available from the Internal Revenue web site, at http://www.irs.ustreas.gov/. Each Shareholder that is not a United States person should consult its own accountant or tax advisor for further guidance as to the proper IRS Form W-8 to complete and return to claim exemption from backup withholding.

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE
YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION
AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING
TO BE COMPLETED BY COMMON SHAREHOLDERS THAT ARE U.S. PERSONS

         Payer's Name: [                                    ]

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer's Request for Taxpayer Identification Number (TIN) and Certification

Part I — Taxpayer Identification Number — For all accounts enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.	Social Security Number OR Employer Identification Number (If awaiting TIN, write "Applied For")

Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt ☐
Name:
Business Name:
Please check appropriate box
☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other:
☐ Limited Liability Company. Enter tax classification (D = disregarded entity, C = corporation, P = partnership) :
Address:
City: State: Zip Code:
PART III — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).
Signature: Date:

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.
Signature: Date:

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

        Specific Instructions

Name.   If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor.   Enter your individual name as shown on your social security card on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC).   Check the "Limited Liability Company" box only and enter the appropriate code for the tax classification ("D" for disregarded entity, "C" for corporation, "P" for partnership) in the space provided. If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line. For an LLC classified as a partnership or a corporation, enter the LLC's name on the "Name" line and any business, trade or DBA name on the "Business Name" line.

Caution:   A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities.   Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in Part II of the Form, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees.   Backup withholding is not required on any payments made to the following payees:

1.
An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2.
The United States or any of its agencies or instrumentalities,

3.
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.
A foreign government or any of its political subdivisions, agencies, or instrumentalities,

5.
An international organization or any of its agencies or instrumentalities,

Other payees that may be exempt from backup withholding include:

6.
A corporation,

7.
A foreign central bank of issue,

8.
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.
A futures commission merchant registered with the Commodity Futures Trading Commission,

10.
A real estate investment trust,

11.
An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.
A common trust fund operated by a bank under section 584(a), and

13.
A financial institution.

Part I — Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or a partnership, enter the entity's EIN.

Note: See the chart on the next page for further clarification of name and TIN combinations.

How to get a TIN.   If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/ online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS's Internet Web Site at www.irs.gov.

If you do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution:   A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part III — Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1 and 4 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).

1.
Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.
Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.
Real estate transactions.   You must sign the certification. You may cross out item 2 of the certification.

4.
Other payments.   You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a non-employee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Penalties

1.
Penalty for Failure to Furnish Taxpayer Identification Number.   If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

2.
Civil Penalty for False Information With Respect to Withholding.   If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

3.
Criminal Penalty for Falsifying Information.   Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

What Name and Number To Give the Requestor

For this type of account:	Give name and SSN of:

1. The individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3. Custodian account of a minor (Uniform, gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust (grantor is also trustee)	The Grantor-trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or disregarded entity	The owner(3)

6. A valid trust, estate, or pension trust	Legal Entity(4)

7. Corporate or LLC electing corporate status on Form 8832	The Corporation

8. Association, club, religious, charitable, educational, or other tax-exempt	The organization

9. Partnership or multi-member LLC	The partnership

10. A broker or registered or nominee nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's SSN.

(3)
You must show your individual name, but you may also enter your business or "DBA" name on the business name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

(4)
List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:   If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

OFFICES OF THE DEPOSITARY

Computershare Investor Services Inc.

By Mail:

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail or Courier:

Montréal		Toronto
1500 University Street Suite 700 Montréal, Québec H3A 3S8 Attention: Corporate Actions	OR	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
By Hand:

Montréal		Toronto
650 de Maisonneuve Blvd. West Suite 700 Montréal, Québec H3A 3S8 Attention: Corporate Actions	OR	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Telephone
1-800-564-6253
or
514-982-7555
E-Mail:
corporateactions@computershare.com

For any questions and requests for assistance, holders of Common Shares may directly contact or communicate with the Depositary at the telephone numbers and locations set out above.

QuickLinks

  Exhibit 99.2
INSTRUCTIONS
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9